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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                         SEC File Number 0-19357



(Check One): / /  Form 10-K  / /  Form 20-F  /X/  Form 11-K  / /  Form 10-Q
             / /  Form N-SAR

For Period Ended: March 31, 2001

/ /  Transition Report on Form 10-K
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q
/ /  Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION

Monro Muffler Brake, Inc.
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Full Name of Registrant

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Former Name if Applicable

200 Holleder Parkway
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Address of Principal Executive Office (Street and Number)

Rochester, New York 14615
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City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant deferred the internal preparation of the financial statements for its Profit Sharing Plan in order to obtain complete and accurate data from its custodian, Diversified Investment Advisors and its trustee, Investors Bank & Trust Company of Boston. Also, as a result of the World Trade Center situation, the Registrant's timetable was further delayed to the point where it and the Plan's external auditors would have had to reallocate significant time and resources to meet the filing deadline. The Registrant will be filing the Form 11-K for its Profit Sharing Plan on or before the 15th calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Catherine D'Amico
          Sr. Vice President-Finance       716               647-6400
          --------------------------------------------------------------------
          (Name)                       (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /X/ Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or operation thereof? / / Yes /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Monro Muffler Brake, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: September 25, 2001      By:  /s/ Catherine D'Amico
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                                   Catherine D'Amico, Senior Vice
                                   President-Finance